BONTAN CORPORATION INC.

NEWS RELEASE:

BONTAN CORPORATION INC. SET TO SPUD ON GAS EXPLORATION PROJECT IN LOUISIANA

TORONTO, ON – August 17, 2005, Bontan Oil & Gas Corporation, a wholly owned subsidiary of Bontan Corporation Inc. (OTCBB: BNTNF) (“Bontan”), is pleased to announce that a Grey Wolf Inc. drilling rig is now being moved on site and the initial test well Placide Richard No.1 in Calcasieu Parish, Louisiana will be spud within the next 10 days. The initial well should reach the proposed total depth of 15,300’ within 60 days. The zones to be tested by the initial well have possible reserves of up to 50 billion cubic feet equivalent of gas (BCFE).

Brammer Engineering, Inc. of Shreveport, La. is the engineering manager of the gas exploration project in eastern Calcasieu Parish, Louisiana and has signed a turnkey drilling contract with Grey Wolf, Inc  (AMEX: GW) of Houston, TX for the initial test well.

About Bontan Corporation Inc.:

Bontan Corporation Inc. [OTCBB: BNTNF] is an international diversified natural resource company that operates and invests in major exploration prospects. Bontan currently has a 49% working interest in a gas exploration project in eastern Calcasieu Parish, Louisiana.

Through its wholly owned subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. Bontan will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, please contact Kam Shah, CEO and CFO, at 416-860-0175.

For Media Relations, contact John Robinson at Current Capital Corp. at 416-860-0211 or 1-877-859-5200

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.